Exhibit 99.1

No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

Eshallgo Officially Launches Enterprise-Grade AI “Enlighten Series” to Accelerate Intelligent Transformation for Businesses

SHANGHAI, October 13, 2025 – Eshallgo, Inc. (“Eshallgo” or the “Company”) (Nasdaq: EHGO), a leading provider of integrated office and intelligent technology solutions, today announced the official commercial launch of its Enterprise-Grade AI “Enlighten Series,” available through the Company’s official e-commerce platform at http://mall.eshallgo.com.

The Enlighten Series, part of Eshallgo’s broader LuminaSphere Intelligence product line, represents a new class of AI-powered, all-in-one enterprise assistants that combine local data security, high-performance computing, and large-model intelligence into a single desktop-sized device. The products are designed to help businesses rapidly deploy AI capabilities without the operational or compliance risks typically associated with cloud-based solutions.

“The release of our Enterprise-Grade AI series marks a major milestone in Eshallgo’s transformation into a data-driven, intelligent solutions provider,” said Qiwei Miao, CEO of Eshallgo, Inc. “Our integrated AI platforms are designed for scalability and real-world enterprise needs—from HR and finance to legal and customer service—and we believe this will drive sustainable revenue growth and long-term value for shareholders as adoption accelerates.”

Eshallgo’s AI devices deliver on-premise intelligence and knowledge management for small- and medium-sized enterprises (SMEs)—an underserved but rapidly growing segment in China’s digital economy. Each device offers localized model training, private data deployment, and continuous firmware and software upgrades, providing customers with greater control over their data and improved long-term cost efficiency.

Key applications include:

●	Enterprise Knowledge & Document Management
●	AI-Assisted Contract Review, Translation, and Policy Search
●	Intelligent HR and Financial Policy Automation
●	Customer Service and Product Support Assistants

By combining AI-driven automation with enterprise-specific workflows, the Enlighten Series enables measurable improvements in productivity and compliance—positioning Eshallgo as a differentiated player in China’s rapidly evolving AI-for-enterprise market.

The launch aligns with Eshallgo’s strategic roadmap to expand its enterprise SaaS and AI hardware portfolio, diversify revenue streams, and establish new partnerships in cloud-edge integration. With early customer feedback indicating strong demand for localized AI deployment, management expects the Enlighten Series to become a core driver of recurring revenue growth and enhance the Company’s overall operating margin profile over the next fiscal year.

“Our vision is simple,” added Miao. “Make AI practical, secure, and profitable for every enterprise that adopts it. This is not just a product launch—it’s the beginning of Eshallgo’s next growth chapter.”

About Eshallgo, Inc.

Eshallgo, Inc. (Nasdaq: EHGO) is a digital-first office solution provider based in Shanghai, China. The Company offers integrated hardware, printing, software, and support services to small and mid-sized businesses. In 2025, Eshallgo expanded into enterprise AI with a suite of intelligent applications that enhance document management, workflow automation, smart procurement, and secure collaboration. These tools help businesses modernize operations and boost efficiency through AI-driven insights.

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Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – Eshallgo, Inc.
Email: ir@eshallgo.com
Website: www.eshallgo.com